EXHIBIT 99.19

Premier Gold Mines USA Inc.

Consolidated Financial Statements December 31, 2020

(Stated in thousands of United States Dollars)

Grant Thornton LLP 11th Floor 200 King Street West, Box 11 Toronto, ON M5H 3T4 T +1 416 366 0100 F +1 416 360 4949

Independent auditor’s report

To the Shareholders of Premier Gold Mines USA Inc.

Opinion

We have audited the consolidated financial statements of Premier Gold Mines USA Inc. and its subsidiaries (“the Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020, and 2019 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Information Other than the Consolidated Financial Statements and Auditor’s Report Thereon

Management is responsible for the other information. The other information comprises the Management Discussion and Analysis but does not include the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

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Audit | Tax | Advisory

© Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

1

We obtained the Management Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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Audit | Tax | Advisory

© Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

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•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Grant Thornton LLP
Toronto, Canada	Chartered Professional Accountants
April 26, 2021	Licensed Public Accountants

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Audit | Tax | Advisory

© Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

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Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in thousands of United States Dollars)

Note		December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents		$15,239	$26,213
Receivables	3	1,528	714
Receivable from related parties	4	10,347	27,526
Prepaids and deposits		2,927	212
Inventory	5	4,417	4,241
Total current assets		34,458	58,906
Non-current assets
Restricted cash and cash equivalents	7	5,494	4,628
Long-term inventory	5	3,125	3,281
Long-term receivable	6	–	714
Property, plant and equipment	8	100,155	94,725
Total non-current assets		108,774	103,348
Total assets		$143,232	$162,254
LIABILITIES
Current liabilities
Accounts payable		$14,060	$20,061
Accrued liabilities		804	13,208
Taxes payable		952	–
Interest payable to Premier Gold Mines Limited	9	–	1,567
Due to Premier Gold Mines Limited	10	64,767	63,475
Loan payable to Premier Gold Mines Limited	11	70,496	70,496
Current provision for environmental rehabilitation	13	49	88
Current portion of other liabilities	14	332	96
Total current liabilities		151,460	168,991
Non-current liabilities
Lease liability	12	105	187
Provision for environmental rehabilitation	13	8,106	7,139
Other liabilities	14	100	43
Total non-current liabilities		8,311	7,369
Total liabilities		159,771	176,360
EQUITY
Share capital	15	10,218	10,218
Reserves		7,141	6,800
Deficit		(33,898)	(31,124)
Total equity		(16,539)	(14,106)
Total liabilities and equity		$143,232	$162,254

Subsequent events [Note 25]

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors and authorized for issue on April 26, 2021

"John Seaman" Director	"Ewan Downie" Director

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in thousands of United States Dollars, except for share data)

		Year ended December 31,
Note		2020	2019
Revenue from related party	21	$37,133	$10,463
Cost of sales		(22,431)	(5,263)
Depletion, depreciation and amortization	8	(4,124)	(523)
Mine operating income		10,578	4,677
Expenses
Exploration, evaluation, and pre-development	17	$4,191	$6,375
General and administrative	18	455	973
Property maintenance		315	188
Share-based payments	15	1,227	858
Income / (loss) before the following		4,390	(3,717)
Loss on foreign exchange		(1,276)	(3,631)
Gain on contract modifications	22	–	1,026
Gain on disposal of royalty	8	–	2,500
Environmental rehabilitation accretion	13	(102)	(171)
Other		(247)	457
Other income / (expense)		(1,625)	181
Related party interest expense	9	4,586	4,561
Loss before income taxes		(1,821)	(8,097)
Current tax expense	20	(953)	–
Loss and comprehensive loss for the year		$(2,774)	$(8,097)
Basic and diluted loss per common share		$(5,767)	$(16,834)
Weighted average number of common shares outstanding
Basic and diluted		481	481

See accompanying notes to the consolidated financial statements

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in thousands of dollars)

		Year ended December 31,
Note		2020	2019
OPERATING ACTIVITIES
Loss for the year		$(2,774)	$(8,097)
Adjustments
Depletion, depreciation and amortization	8	4,349	724
Non-cash share-based payments		634	560
Loss on foreign exchange		1,276	3,631
Gain on contract modifications		–	(1,026)
Gain on disposal of royalty	8	–	(2,500)
Other		428	171
Related party interest expense	8	4,586	4,561
Change in non-cash working capital balances related to operations	16	(3,876)	57,504
Cash provided by operating activities		$4,623	$55,528
INVESTING ACTIVITIES
Capital expenditures on property, plant and equipment	8	(8,367)	(32,928)
Proceeds on the disposal of royalty	8	–	2,500
Environmental liability security placed	7	(866)	(1,002)
Reclamation expenditures charged to the provision for environmental rehabilitation	13	(145)	(258)
Cash used in investment activities		$(9,378)	$(31,688)
FINANCING ACTIVITIES
Repayment of long-term debt		(82)	(62)
Related party interest paid	9	(6,153)	(2,994)
Payments to Premier Gold Mines Limited	10	–	(3,000)
Other		16	–
Tax refund and interest received		–	1,506
Cash used in financing activities		$(6,219)	$(4,550)
Change in cash and cash equivalents during the year		(10,974)	19,290
Cash and cash equivalents, beginning of the year		26,213	6,923
Cash and cash equivalents, end of the year		$15,239	$26,213

See accompanying notes to the consolidated financial statements

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Stated in thousands of United States Dollars, except for share data)

Share Capital
Issued and outstanding	Number of shares	Share capital	Equity settled employee benefits	Deficit	Total equity
Balance as at December 31, 2018	481	$10,218	$6,340	$(23,027)	$(6,469)
Equity settled share-based payments	-	–	450	–	450
Loss for the year	-	–	–	(8,097)	(8,097)
Balance as at December 31, 2019	481	10,218	6,790	(31,124)	(14,116)
Equity settled share-based payments	-	–	10	–	10
Balance as at December 31, 2019	481	10,218	6,800	(31,124)	(14,106)
Equity settled share-based payments	-	–	341	–	341
Income for the year	-	–	–	(2,774)	(2,774)
Balance as at December 31, 2020	481	$10,218	$7,141	$(33,898)	$(16,539)

See accompanying notes to the consolidated financial statements

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

1.	NATURE OF BUSINESS

Premier Gold Mines USA Inc. (the "Company"), is a United States based, growth-oriented gold and silver producer engaged in the exploration, development and production of gold and silver deposits in the United States. The Company’s principal assets include a 40% interest in the South Arturo Mine located in Nevada and a 100% interest in the McCoy-Cove gold property located in Nevada.

The Company's principal shareholder is Premier Gold Mines Limited ("Premier"). The Company's head office is located at Suite 110, 5190 Neil Road, Reno, Nevada, 89502.

Osgood Mining Company LLC Acquisition Agreement

On August 10, 2020, Premier announced that, together with the Company, it has entered into a definitive purchase agreement with affiliates of Waterton Global Resource Management, Inc. (“Waterton”) to acquire from Waterton all of the outstanding membership interests of Osgood Mining Company LLC (“Osgood”). Osgood is the owner of the Getchell Project in the Getchell gold belt near Winnemucca, Nevada (“Getchell” or the “Getchell Project”) for consideration consisting of $23 million in cash and $27 million in common shares of i-80 Gold, plus contingent value rights and warrants.

Upon completion of the Transaction, Getchell will be 100% held by the Company and become one of its core Nevada assets in conjunction with the spin-out of Premier’s U.S. assets as further described in Note 25 of these consolidated financial statements.

Plan of Arrangement with Equinox Gold

On December 16, 2020, Premier and Equinox Gold Corp. ("Equinox Gold") announced that the companies have entered into a definitive agreement (the “Agreement”) whereby Equinox Gold will acquire all of the outstanding shares of Premier (the “Transaction”). Concurrently, Premier will spin-out its U.S. assets and operations which are included in the entities listed below to a newly formed Canadian domiciled company i-80 Gold Corp ("i-80 Gold"). I-80 Gold will own the South-Arturo, McCoy-Cove and Getchell properties, all in Nevada. Equinox Gold will retain Premier's 50% interest in the world-class Hardrock Project in Ontario, the Mercedes Mine in Mexico, and the Hasaga and Rahill-Bonanza properties in Red Lake, Ontario. On closing of the Transaction, existing Equinox Gold and Premier shareholders will own approximately 84% and 16% of Equinox Gold, and Equinox Gold and existing shareholders of Premier will own 30% and 70% of i-80 Gold, respectively, on an issued share basis. The Transaction closed on April 7, 2021, as further described in Note 25 of these consolidated financial statements.

COVID-19

The COVID-19 pandemic has developed rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. The Company has taken a number of measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our people (such as social distancing and working from home) and securing the supply of materials that are essential to our production process.

Mining activities at South Arturo and exploration efforts at McCoy-Cove are continuing with no significant interruption to date.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated annual financial statements have been prepared using the measurement bases specified by International Financial Reporting Standards ("IFRS") for each type of asset, liability, income and expense. Measurement bases are more fully described in the accounting policies below. In addition, management has assessed all assets and liabilities accounted for as part of the Company's proposed spin-out to ensure there were none that related to entities outside of the Company's structure and to ensure that any commingled assets, liabilities or debt financing arrangements recorded in Premier’s financial records have been appropriately reflected in the consolidated financial statements of the Company. The consolidated financial statements also include an allocation of corporate costs from Premier where applicable.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company's consolidated financial statements are consistent with those applied and disclosed in Note 2 and are discussed below.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

(b)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved when the Company is exposed to variable returns and has the ability to affect those returns through power to direct the relevant activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries will be de-consolidated from the date that control ceases.

Subsidiary	Percentage of ownership	Jurisdiction	Principal activity
Premier Gold Mines Nevada Inc.	100%	United States	Mineral exploration
Au-reka Gold Corporation	100%	United States	Mineral exploration
Premier Goldbanks LLC	100%	United States	Mineral exploration
Goldcorp Dee LLC	100%	United States	Production
Premier Rye LLC	100%	United States	Mineral exploration

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between the companies. Where unrealized losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Company. Profit or loss and other comprehensive income of subsidiaries acquired or disposed of during the period are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

(c)	Joint and co-ownership arrangements

A joint venture ("JV") is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. These types of investments in JVs are accounted for using the equity method. However, the Company participates in a co-ownership agreement which is labeled as a joint venture agreement but does not constitute a joint venture for purposes of applying IFRS 11 in that the percentage ownership in the jointly held property is such that control resides with the majority ownership interest. In that case, the Company records their share of the assets, liabilities, income and the expenses related to the venture.

Amounts reported in the financial statements for co-ownerships have been adjusted where necessary to ensure consistency with the accounting policies of the Company.

The Company has a 40% interest in the South Arturo Mine. The South Arturo Mine is funded by contributions made by the partners in proportion to their economic interest.

(d)	Functional and presentation currency

Functional currency

The functional currency of the Company is the United States dollar ("USD" or "US dollars") which reflects the underlying transactions, events and conditions that are relevant to the entity. Management considers the following indicators in determining functional currency including the currency that influences sales prices, labor, purchases and other costs. Other indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operations are usually retained.

Presentation currency

The Company's presentation currency is US dollars. Reference to $ or USD is to US dollars, reference to C$ or CAD is to Canadian dollars.

(e)	Financial instruments

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as fair value through profit or loss ("FVPL"), directly attributable transaction costs. Financial instruments are recognized when the Company becomes a party to the contracts that give rise to them and are classified as amortized cost, fair value through profit or loss or fair value through other comprehensive income, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

Financial assets at FVPL

Financial assets at FVPL include financial assets held for trading and financial assets not designated upon initial recognition as amortized cost or fair value through other comprehensive income ("FVOCI"). A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. Transaction costs are expensed as incurred. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets measured at FVPL are measured at fair value with changes in fair value recognized in the consolidated statements of operations.

Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and is not designated as FVPL. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method. Cash, restricted cash, trade receivables and certain other assets are classified as and measured at amortized cost.

Financial liabilities

Financial liabilities are classified as measured at amortized cost or FVPL. A financial liability is classified as at FVPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings when the liabilities are derecognized as well as through the amortization process. Borrowing liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date. Accounts payable and accrued liabilities and finance leases are classified as and measured at amortized cost.

Derivative instruments

Derivative instruments, including embedded derivatives, are measured at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in net earnings.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Financial instruments that are measured at fair value subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

A loss allowance for expected credit losses is recognized in OCI for financial assets measured at amortized cost. At each balance sheet date, on a forward-looking basis, the Company assesses the expected credit losses associated with its financial assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The impairment model does not apply to investments in equity instruments.

The expected credit losses are required to be measured through a loss allowance at an amount equal to the 12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date) or full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument). A loss allowance for full lifetime expected credit losses is required for a financial instrument if the credit risk of that financial instrument has increased significantly since initial recognition.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

Derecognition of financial assets and liabilities

A financial asset is derecognized when either the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party. If neither the rights to receive cash flows from the asset have expired nor the Company has transferred its rights to receive cash flows from the asset, the Company will assess whether it has relinquished control of the asset or not. If the Company does not control the asset then derecognition is appropriate.

A financial liability is derecognized when the associated obligation is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in net earnings.

(f)	Cash and cash equivalents

Cash and cash equivalents is comprised of cash on hand and demand deposits.

(g)	Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, is expected to be processed into a saleable form and sold at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold and silver in a saleable form. The recovery of gold from certain oxide ores is achieved through the heap leaching process. Work-in-process represents gold and silver in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold and silver in saleable form. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labour, materials and contractor expenses, including non-capitalized stripping costs; depreciation on property, plant and equipment including capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce in the stockpile.

Provisions to reduce inventory to net realizable value are recorded to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

(h)	Property, plant and equipment

General

Property, plant and equipment are recorded at cost less accumulated depreciation, depletion and impairment charges.

Major overhaul expenditures and the cost of replacement of a component of plant and mobile equipment are capitalized and depreciated over the average expected life between major overhauls. All other replacement spares and other costs relating to maintenance of mobile equipment are charged to the cost of production.

Directly attributable costs incurred for major capital projects and site preparation are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include dismantling and site restoration costs to the extent these are recognized as a provision. Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company’s property, plant and equipment and also when events or changes in circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

An item of property, plant and equipment is de-recognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the statements of income / (loss) and comprehensive income / (loss) in the period the asset is de-recognized.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

Exploration, evaluation and pre-development expenditures

The exploration, evaluation and pre-development expenditure policy is to charge exploration and evaluation expenditures within an area of interest as expense until management concludes that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and that future economic benefits are probable. In making this determination, the extent of exploration, as well as the degree of confidence in the mineral resource is considered. Once a project has been established as commercially viable and technically feasible and has been subject to an impairment analysis, further expenditures are capitalized and classified as development properties.

Exploration, evaluation and pre-development expenditures consist of:

-	gathering exploration data through topographical and geotechnical studies;
-	exploratory drilling, trenching and sampling;
-	determining the volume and grade of the resource;
-	test work on geology, metallurgy, mining, geotechnical and environmental; and
-	conducting engineering, marketing and financial studies.

Exploration and evaluation assets acquired are initially recognized at fair value as exploration rights within tangible assets. Development properties (underground and open pit)

A property, either open pit or underground, is classified as a development property when a mine plan has been prepared and technical feasibility has been established, a permit has been obtained and a decision is made to commercially develop the property and mineralization is classified as proven and probable. Development expenditure is accumulated separately for each area of interest for which economically recoverable mineral reserves have been identified.

All expenditures incurred prior to the commencement of commercial levels of production from each development property are capitalized. In addition, capitalized costs are assessed for impairment when there is an indicator of impairment.

Development properties are not amortized until they are reclassified as mine property assets following the achievement of commercial levels of production.

Mine properties

After a mine property has been brought into commercial production, costs of any additional mining, in-pit drilling and related work on that property are expensed as incurred. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production, including the stripping of waste material, are deferred and then amortized on a unit-of- production basis.

Deferred stripping costs

Stripping costs incurred in the production phase of a mining operation are accounted for as variable production costs and are included in the costs of inventory produced. Stripping activity that improves access to ore in a future period is accounted for as an addition to or enhancement of an existing asset. The Company recognizes stripping activity assets when it is probable that the future economic benefit associated with the stripping activity will flow to the Company; the component of the ore body for which access has been improved can be identified; and the costs relating to the stripping activity associated with that component can be measured reliably.

Stripping activity assets are amortized on a unit of production basis in subsequent periods over the proven and probable reserves to which they relate.

Depreciation and depletion

The carrying amounts of mine properties, plant and equipment are depreciated or depleted to their estimated residual value over the estimated economic life of the specific assets to which they relate, using the depreciation methods or depletion rates as indicated below. Estimates of residual values or useful lives and depreciation methods are reassessed annually and any change in estimate is taken into account in the determination of the remaining depreciation or depletion rate. Depreciation or depletion commences on the date the asset is available for its use as intended by management.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

Depreciation or depletion is computed using the following rates:

Item	Methods	Rates
Mine properties	Units of production	Estimated proven and probable mineral reserves
Equipment, leasehold improvements	Straight line	Lesser of lease term and estimated useful life
Furniture, office equipment and software	Straight line	2 - 5 years
Plant and equipment	Straight line, units of production	4 - 10 years, estimated proven and probable mineral reserves
Mining equipment	Straight line	1 - 10 years based on life of mine
Deferred stripping costs	Units of production	Estimated proven and probable mineral reserves accessible due to stripping activity

(i)	Provisions

Provisions are recognized when the Company or its subsidiaries have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pretax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost. Contingent liabilities are not recognized in the financial statements, if not estimatable and probable, and are disclosed in notes to the financial information unless their occurrence is remote. Contingent assets are not recognized in the financial statements, but are disclosed in the notes if their recovery is deemed probable.

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a pretax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over future production from the mining property to which it relates. The provision is reviewed each reporting period for changes in cost estimates, discount rates and operating lives. Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. If, for mature mines, the revised mine assets net of rehabilitation provisions exceeds the carrying value, that portion of the increase is charged directly to expenses. For closed sites, changes to estimated costs are recognized immediately in profit and loss.

(j)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether the: contract involves the use of an identified asset:

-	this may be specified explicitly or implicitly,
-	should be physically distinct or represent substantially all of the capacity of a physically distinct asset, and
-	if the supplier has a substantive substitution right, then the asset is not identified.
-	Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use, and
-	Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either the:
-	Company has the right to operate the asset, or
-	Company designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset will be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability when applicable.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

-	fixed payments, including in-substance fixed payments,
-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date,
-	amounts expected to be payable under a residual value guarantee, and
-	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in “Property, plant and equipment" and lease liabilities in “Other liabilities".

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of items that have a lease term of 12 months or less and leases of low-value assets as considered by IFRS 16 B6, B8, and BC.98-BC.104, including non-specialized IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(k)	Share capital

Share capital represents the fair value of consideration received. Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. Incremental costs directly attributable to the issue of new shares or options are also shown in equity as a deduction.

Holders of the Company's common stock will be entitled to receive dividends out of any of o funds legally available when, as and if declared by the Board. Each holder of the Company's common stock is entitled to one vote per share on all matters on which stockholders are generally entitled to vote. The Company's amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors.

(l)	Share-based compensation

All goods and services received in exchange for the grant of any share-based payment are measured at their fair values. Where employees are rewarded using share-based payments, the fair values of employees' services are determined indirectly by reference to the fair value of the equity instruments granted. This fair value is determined at the grant date. All share-based payments have been granted by Premier and allocated to the Company.

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to reserves.

Amounts included in share-based compensation are for employees employed by the U.S. entities included in these consolidated financial statements.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

Share Option Plan

Stock options are equity-settled share-based compensation awards. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the vesting period based on the number of units estimated to vest. Vesting periods range from immediate to five years. This expense is recognized as share-based compensation expense with a corresponding increase in reserves.

Restricted Share Unit Plan

Restricted share units ("RSU") are granted to eligible executives, eligible employees and eligible contractors. The RSUs are settled in cash. The RSUs vest subject to an RSU award letter but no later than December 31, of the third calendar year following the service year determined based on date of grant. The RSUs granted are accounted as classified awards measured as a liability and remeasured to fair value at each reporting period.

(m)	Impairment of non-financial assets

At each financial position reporting date the carrying amounts of the Company's non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(n)	Revenue

The Company follows as 5-step process in determining whether to recognize revenue from the sale of precious metals, gold and silver:

-	Identifying the contract with a customer;
-	Identifying the performance obligations;
-	Determine the transaction price;
-	Allocating the transaction price to the performance obligations; and
-	Recognizing revenue when/as performance obligation(s) are satisfied.

Revenue from contracts with customers is generally recognized on the settlement date, which is the date the customer obtains control of the promised asset and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price. The transaction price is based upon the amount the Company expects to be entitled to in exchange for the transferring of the promised goods.

The Company earns revenue from the sale of precious metals to Premier, a related party. All sales are at market prices and a trading margin of 1.8% is applicable in situations where Premier is required to perform significant sales and trading activities for the refined metals. Revenue from related party sales is recognized at the fair value of the consideration received.

(o)	Income taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit or other current tax activities, which differs from profit or loss in the financial statements. Calculation of current tax expense is based on tax rates and tax laws that have been enacted by the end of the reporting period.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax on temporary differences associated with investments in subsidiaries and co-ownership is not provided if reversal of these temporary differences can be controlled by the Company and it is expected that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it is not recognized in the financial statements.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of taxable income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

(p)	Income / (loss) per share

The Company presents basic income / (loss) per share data for its common shares, calculated by dividing the income / (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income per share is determined using the treasury stock method and the weighted average number of common shares outstanding for the effects of all dilutive stock options.

(q)	Segment reporting

An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity's management, and (iii) for which discrete financial information is available.

(r)	Interest

Interest income and expenses are reported on an accrual basis using the effective interest method.

(s)	Significant accounting judgements and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities, disclosure of commitments and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from these estimates.

The significant judgments and estimates used in the preparation of these consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities and earnings within the next financial year include:

Inventory valuation

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of cost and net realizable value. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the mill circuits and assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories and heap leach ore, which would reduce earnings and working capital.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

Impairment and reversal of impairment for non-current assets

Non-current assets are tested for impairment at the end of each reporting period if in management’s judgement there is an indicator of impairment. If there are indicators, management performs an impairment test on the major assets within this balance.

In the case of mineral property assets, recoverability is dependent on a number of factors common to the natural resource sector. These include the extent to which the Company can continue to renew its exploration and future development licenses with local or other authorities, establish economically recoverable reserves on its properties, the availability of the Company to obtain necessary financing to complete the development of such reserves and future profitable production or proceeds from the disposition thereof. The Company will use the evaluation work of professional geologists, geophysicists and engineers for estimates in determining whether to commence or continue mining and processing. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization.

Recoverable ounces

The carrying amounts of the Company's mining property is depleted based on recoverable ounces contained in proven and probable mineral reserves. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to mine plans and changes in metal price forecasts can result in a change in future depletion rates.

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management's assumptions, and actual events including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operation.

Asset retirement obligations

Management assesses the asset retirement obligations on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs required based on the existing laws and regulations in each jurisdiction the Company operates in, the timing of these expenditures, and the impact of changes in the discount rate. The actual future expenditures may differ from the amount currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and / or regulatory requirements in the future.

Valuation of financial instruments

The fair value of derivative financial liabilities that are not traded in an active market is determined using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are based on market conditions existing at the end of each reporting period as an indication of the expected future market conditions. The Company has used a discounted cash flow analysis for the offtake agreement, incorporating key assumptions for the production to be delivered under the offtake agreement, expected metal prices and discount to metal prices during the quotational period, and discount rates that are commensurate with the risks associated with the financial liability to reflect the time value of money.

Commercial production

The determination of the date on which a mine enters the commercial production stage is a significant judgement since capitalization of certain costs ceases and the recording of revenues and expenses commences upon entering commercial production. As a mine is constructed, certain costs are capitalized and proceeds from sales are offset against the capitalized costs. This continues until the mine is available for use in the manner intended by management, which requires significant judgement.

Deferred income taxes

The Company is required to estimate the income tax provision in preparing its financial statements. The provision for income taxes is based on factors such as tax rates, changes in tax law and management’s assessment of future results which have not yet been confirmed by the taxation authorities. For the years ended December 31, 2019, 2018 and 2017, the Company has not recognized a deferred tax liability. The Company does not recognize deferred tax assets where management does not expect such assets to be realized based on current forecasts.

In the event that actual results differ from these estimates, adjustments are made in future periods and changes in the amount of deferred tax assets recognized may be required. These adjustments could materially impact the financial position and income or loss for the period.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

Leases

Critical judgements required in the application of IFRS 16 included, among others, the following:

-	Identifying whether a contract (or part of a contract) includes a lease,
-	Determining whether it is reasonably certain that an extension or termination option will be exercised,
-	Classification of lease agreements (when the entity is a lessor),
-	Determination whether variable payments are in-substance fixed,
-	Establishing whether there are multiple leases in an arrangement, and
-	Determining the stand-alone selling prices of lease and non-lease components.

Key sources of estimation uncertainty in the application of IFRS 16 include, among others, the following:

-	Estimation of the lease term,
-	Determination of the appropriate rate to discount the lease payments, and
-	Assessment of whether a right-of-use asset is impaired.

Other estimates

Other significant estimates which could materially impact the financial statements include:

-	the inputs used in accounting for share purchase option expense in the consolidated statements of income / (loss);
-	the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income / (loss) and comprehensive income / (loss); and
-	the discount rate used to determine the carrying value of long-term debt.

3.	RECEIVABLES

The receivable is the current portion of a recovery of Alternative Minimum Tax ("AMT") in the United States incurred in 2017, as further discussed in Note 6 of these consolidated financial statements.

4.	RECEIVABLE FROM RELATED PARTIES

	December 31, 2020	December 31, 2019
Premier Gold Mines Limited (i)	$10,336	$27,514
Minera Mercedes Minerales S. de R.L. de C.V. (ii)	11	12
	$10,347	$27,526

(i)	The Company sells refined metals to Premier under a transfer pricing agreement. All sales are at market prices. A trading margin of 1.8% is applicable in situations where Premier is required to perform significant sales and trading activities for the refined metals.

The Company recognized revenue for the year ended December 31, 2020 of $37.13 million ($10.46 million for the year ended December 31, 2019) from the sale of gold and silver under the transfer pricing agreement with Premier.

The receivable was settled in connection with the closing of the Transaction as further discussed in Note 25 of these consolidated financial statements.

(ii)	The Company provides personnel to Minera Mercedes Minerales S. de R.L. de C.V. ("Mercedes"), a wholly owned subsidiary of Premier. The amount due is comprised of salaries and other recoverable expenses incurred in providing professional services to the Mercedes mine.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

5.	INVENTORY

	December 31, 2020	December 31, 2019
Finished goods	$3,102	$1,137
Work-in-process	–	67
Current ore stockpiles	1,315	3,037
Total current inventory	4,417	4,241
Long-term ore stockpiles	3,125	3,281
Total inventory	$7,542	$7,522

The amount of inventory recognized as an expense for the year ended December 31, 2020 was $22.43 million ($5.26 million for the year ended December 31, 2019) and is included in cost of sales excluding depletion, depreciation and amortization. Long-term inventory consists of low-grade ore not expected to be processed in the next year.

6.	LONG-TERM RECEIVABLE

The Company has a total of $1.43 million in AMT credits receivable due to the enactment of U.S. Tax Reform legislation on December 22, 2017. The receivable was classified as long-term in the previous period, however, due to the enactment of the Corona Virus Aid, Relief, and Economic Security ("CARES") Act which was enacted subsequent to December 31, 2019, the Company has reclassified the total receivable to current as the credits are expected to be fully realized by the Company in 2021.

7.	RESTRICTED CASH AND CASH EQUIVALENTS

Property	December 31, 2020	December 31, 2019
McCoy-Cove, Nevada (i)	$600	$600
South Arturo, Nevada (ii)	4,894	4,028
	$5,494	$4,628

(i)	The Company's wholly owned subsidiary, Au-reka Gold Corporation, has $0.60 million in restricted cash related to reclamation obligations associated with the McCoy-Cove property in Nevada held in trust with Lexon Surety Group as security for the surety bonds.

(ii)	The Company has $4.89 million in restricted cash relating to the reclamation of the Company's 40% ownership of the South Arturo project.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

8.	PROPERTY, PLANT AND EQUIPMENT

Cost	Mineral properties subject to depletion (i)	Mineral properties not subject to depletion (ii)	Buildings, plant and equipment	Total
Balance, December 31, 2018	$93,833	$51,024	$10,734	$155,591
IFRS 16 total transition adjustments	–	–	13	13
Balance, January 1, 2019	93,833	51,024	10,747	155,604
Additions	5,586	20,557	7,301	33,444
Disposals	–	–	(27)	(27)
Change in estimate of asset retirement obligation	(915)	755	–	(160)
Transfers	(3,408)	3,408	–	–
Balance, December 31, 2019	95,096	75,744	18,021	188,861
Additions	1,174	7,814	43	9,031
Disposals	–	(309)	(162)	(471)
Change in estimate of asset retirement obligation	221	750	–	971
Transfers	46	(634)	588	–
Balance, December 31, 2020	$96,537	$83,365	$18,490	$198,392
Accumulated depreciation and impairment
Balance, December 31, 2018	90,023	–	2,305	92,328
Depletion, depreciation and amortization	891	–	943	1,834
Disposals	–	–	(26)	(26)
Balance, December 31, 2019	90,914	–	3,222	94,136
Depletion, depreciation and amortization (iii)	2,384	–	1,845	4,229
Disposals	–	–	(129)	(129)
Balance, December 31, 2020	$93,298	$–	$4,938	$98,236
Carrying amounts
Balance, December 31, 2019	$4,182	$75,744	$14,799	$94,725
Balance, December 31, 2020	$3,239	$83,365	$13,552	$100,155

(i)	Mineral properties subject to depletion relates to the Company's 40% interest in the South Arturo mine in Nevada that is operational.

(ii)	Mineral properties not subject to depletion

Property	December 31, 2019	Additions	Change in estimate of environmental provision	Transfers	Write-downs and disposals	December 31, 2020
McCoy-Cove, Nevada	$51,647	$18	$750	$–	$(201)	$52,214
Christison, Nevada	–	7,500	–	–	–	7,500
Rye, Nevada	108	–	–	–	(108)	–
Rodeo Creek, Nevada	150	100	–	–	–	250
South Arturo, Nevada	23,839	196	–	(634)	–	23,401
	$75,744	$7,814	$750	$(634)	$(309)	$83,365

Property	January 1, 2019	Additions	Change in estimate of environmental provision	Transfers	Write-downs and disposals	December 31, 2019
McCoy-Cove, Nevada	$50,892	$–	$755	$–	$–	$51,647
Rye, Nevada	82	26	–	–	–	108
Rodeo Creek, Nevada	50	100	–	–	–	150
South Arturo, Nevada	–	20,431	–	3,408	–	23,839
	$51,024	$20,557	$755	$3,408	$–	$75,744

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

(iii)	Depreciation, depletion and amortization on property, plant and equipment during the year ended December 31, 2020 and 2019 include amounts allocated to:

	Year ended December 31,
	2020	2019
Depreciation, depletion and amortization	$4,124	$523
Recorded in exploration, evaluation and pre-development	108	98
Recorded in general and administrative	117	103
Recorded in property maintenance	–	–
	4,349	724
Inventory movement	(120)	1,110
Total depletion, depreciation and amortization	$4,229	$1,834

(iv)	The Company’s leased assets include buildings and vehicles. Right-of-use assets include:

Buildings		Vehicles	Total
Balance as at January 1, 2019	$–	$13	$13
Additions	236	–	236
Depreciation	66	5	71
Balance, December 31, 2019	$170	$8	$178
Depreciation	79	5	84
Balance, December 31, 2020	$91	$3	$94

Interest of $0.01 million was included in profit or loss for the year ended December 31, 2020 relating to leased assets.

(a)	Impairment

The Company regularly reviews the carrying amount of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. Mineral property interests are tested for impairment when events or changes in circumstances indicate that their carrying amount may not be recoverable. In the absence of other factors, a mineral property that has not been actively explored within the past three years and for which no future exploration plans exist will be considered to be impaired. There were no impairments recorded for the year ended December 31, 2020 and 2019.

(b)	Sale of royalties

During the third quarter of 2019 the Company and its wholly owned subsidiary Premier Gold Mines Nevada Inc. sold a package of net smelter return (“NSR”) royalties to Franco-Nevada Corporation for total gross proceeds of $2.50 million. The package consisted of a 1.5% NSR on the Rain/Emigrant and Saddle Properties located in Nevada.

(c)	Acquisitions and option agreements

Christison Purchase Agreement

On December 15, 2020, Premier and the Company entered into a definitive purchase agreement to acquire certain fee lands and unpatented mining claims (the “First Property” and the “Second Property”) situated in Humboldt County, Nevada, for consideration consisting of $10 million in cash and $5 million in common shares of i-80 Gold. The mining claims are located adjacent to the Getchell Project as discussed in Note 1 of these consolidated financial statements. As of December 31, 2020, the Company paid $7.5 million in cash in consideration for the First Property. For the Second Property, the Company agreed to pay $2.5 million in cash and $5 million in common shares of i-80 Gold. The number of shares provided shall be determined by a volume weighted average closing price of i-80 Gold shares on the Toronto Stock Exchange for the period of 10 consecutive trading days immediately prior to the closing date (the “VWAP Price”). The closing date shall be promptly following the completion of the Transaction as further discussed in Note 25 of these consolidated financial statements, and calculation of the VWAP Price.

Rye Vein Exploration and Earn-In Agreement

On December 11, 2017, the Company and its wholly owned subsidiary Premier Rye LLC signed an agreement to earn a 100% interest in Barrick’s Rye Vein property (“Rye”) in Pershing County, Nevada subject to a minimum of $3 million in exploration expenditures on the property before December 31, 2019. Barrick will retain a 1% NSR on Rye where there is no existing royalty. Barrick will also retain a back-in right to purchase a 51% interest in Rye in return for a cash payment equal to three times the cumulative work expenditures on the property under certain timelines and conditions which if not met, could result in lump sum payments to Barrick on a production decision by the Company. On September 2, 2020, the Exploration and Earn-In Agreement was terminated in accordance with its terms.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

Tabor Exploration and Option Agreement

On August 24, 2020, the Company through its wholly owned subsidiary Au-Reka Gold Corporation entered into an option agreement with Renaissance Exploration, Inc. to acquire a 100% interest in the Baby Doe property located in Esmeralda County, Nevada, subject to initial earn-in option payments of $5.20 million and a firm commitment of $0.30 million over the term of the option period.

(d)	Summary of mineral property Net Smelter Return ("NSR") royalties (at December 31, 2020)

Active properties	NSR
McCoy-Cove, Nevada	1.5% NSR Maverix Metals Inc.
2% NSR Maverix Metals Inc.
Tabor, Nevada	2% NSR Nevada Select Royalty (Mustang Property)
3% NSR Renaissance (Baby Doe)
South Arturo, Nevada	4-9% Annual minimum royalty Franco-Nevada Corporation

Inactive properties	NSR
Rodeo Creek, Nevada	2% NSR Nevada Select Royalty Inc

9.	INTEREST PAYABLE TO PREMIER GOLD MINES LIMITED

	December 31, 2020	December 31, 2019
Opening balance	$1,567	$–
Accrued interest	4,586	4,561
Interest paid	(6,153)	(2,994)
Closing balance	$–	$1,567

Interest payable is in relation to the loan due to Premier, and is further discussed in Note 11 of these consolidated financial statements.

10.	DUE TO PREMIER GOLD MINES LIMITED

The Due to Premier Gold Mines Limited is a CAD denominated liability comprised of cash advances and expenses paid on behalf of Premier Gold Mines USA Inc. The balance in CAD at December 31, 2020 is C$82.44 million (C$82.44 million at December 31, 2019). The advance is a non-interest bearing demand note with no set repayment terms.

The non-interest bearing demand note was settled in connection with the closing of the Transaction as further discussed in Note 25 of these consolidated financial statements.

11.	LOAN PAYABLE TO PREMIER GOLD MINES LIMITED

An unsecured debenture in the amount of $70.50 million was issued pursuant to an asset transfer agreement dated May 30, 2016 between the Company and Premier in respect of the purchase and sale of all of the membership interests in Goldcorp Dee L.L.C. Interest accrues on the principal sum outstanding calculated at a rate of 6.25% per annum until the maturity date of June 29, 2021.

The debenture was settled in connection with the closing of the Transaction as further discussed in Note 25 of these consolidated financial statements.

12.	LEASE LIABILITY

Lease liabilities relate to leases on buildings and vehicles which have remaining lease terms between one and five years and interest rates at 7.3% over the term of the leases.

13.	PROVISION FOR ENVIRONMENTAL REHABILITATION

The Company's provision for environmental rehabilitation results from mining equipment and previously mined property interests. The provision consists primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for decommissioning the mill complex and related infrastructure, physical and chemical stability of the tailings area, post-closure site security and monitoring costs. The Company considers such factors as changes in laws and regulations, and requirements under existing permits in determining the estimated costs. Such analysis is performed on an on-going basis.

The Company estimates that the undiscounted un-inflated future value of the cash flows required to settle the provision is $4.67 million for the McCoy-Cove property and $7.98 million ($3.19 million at the Company's 40% share) for the South Arturo Mine project. In calculating the best estimate of the Company's provision, management used risk-free interest rates ranging from 1.11% to 1.62%. A reconciliation of the discounted provision is provided below:

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

McCoy-Cove		South Arturo	Total
Balance, January 1, 2020	$4,068	$3,159	$7,227
Change in estimate capitalized	750	221	971
Accretion expense	56	46	102
Reclamation expenditures	(145)	–	(145)
Balance, December 31, 2020	$4,729	$3,426	$8,155
Less current portion	49	–	49
Long-term portion	$4,680	$3,426	$8,106

	McCoy-Cove	South Arturo	Total
Balance, January 1, 2019	$3,501	$3,973	$7,474
Change in estimate capitalized	755	(915)	(160)
Accretion expense	70	101	171
Reclamation expenditures	(258)	–	(258)
Balance, December 31, 2019	$4,068	$3,159	$7,227
Less current portion	77	11	88
Long-term portion	$3,991	$3,148	$7,139

14.	OTHER LIABILITIES

As further described in note 15(e) of these consolidated financial statements, the Company recognized a current share-based payment liability of $0.33 million and a long-term liability of $0.10 million at December 31, 2020 ($0.10 million and $0.04 million respectively at December 31, 2019).

15.	SHARE CAPITAL

(a)	Authorized share capital

At December 31, 2020, the authorized share capital consisted of 3,000 common shares.

(b)	Issued share capital

The Company issued 481 common shares to Premier.

(c)	Share option plan

Premier has a share purchase compensation plan (the "Plan") which is restricted to directors, officers, key employees and consultants of Premier. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 10% in the aggregate and 1% with respect to any one optionee of the number of issued and outstanding common shares of Premier at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by Premier's Board of Directors which cannot exceed ten years.

(d)	Stock options

The continuity of Premier stock options issued and outstanding that have been allocated to the U.S. entities included in these consolidated financial statements are as follows:

	Options outstanding	Weighted average price
	#	CAD
Outstanding at January 1, 2019	2,322,000	$3.04
Granted	875,000	1.57
Exercised	(10,000)	1.56
Expired	(125,000)	3.24
Forfeited	(554,000)	3.67
Outstanding at December 31, 2019	2,508,000	2.39
Granted	780,000	1.37
Exercised	(33,000)	1.99
Forfeited	(11,000)	1.66
Outstanding at December 31, 2020	3,244,000	$2.15

The weighted average share price at the date of exercise for the year ended December 31, 2020 was C$2.53 (2019 - C$2.45)

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

At December 31, 2020, the following options were outstanding and outstanding and exercisable:

		Outstanding		Outstanding and Exercisable
Exercise price	Options	Weighted average exercise price	Weighted average remaining life	Options	Weighted average exercise price	Weighted average remaining life
CAD	#	CAD	in years	#	CAD	in years
$1.37 - $2.19	2,176,000	$1.66	3.15	2,176,000	$1.66	3.16
$3.06 - $3.34	1,068,000	3.16	1.96	1,068,000	3.16	1.96
	3,244,000	$2.15	2.76	3,244,000	$2.15	2.76

Total vested stock options at December 31, 2020 were 3,244,000 with a weighted average exercise price of C$2.15 (2,508,000 at December 31, 2019 with a weighted average exercise price of C$2.39).

The Company applies the fair value method of accounting for all stock-based compensation awards and accordingly, $0.34 million was recorded for options issued as compensation during the year ended December 31, 2020 ($0.46 million for the year ended December 31, 2019). The options had a weighted average grant date fair value of C$0.60 at December 31, 2020 (C$0.69 at December 31, 2019). As of December 31, 2020, there were no unvested stock options (Nil at December 31, 2019).

For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions:

	December 31, 2020	December 31, 2019
Risk-free interest rate	0.59%	1.23% - 1.55%
Annualized volatility based on historic volatility	57%	57%
Expected dividend	Nil	Nil
Forfeiture rate	Nil	Nil
Expected option life	4 years	4 years

(e)	Restricted Share Unit Plan

Premier adopted the Restricted Share Unit ("RSU") plan to allow Premier's Board of Directors to grant its employees non-transferable share units based on the value of Premier's share price at the date of grant. The awards have a graded vesting schedule over a three- year period. Under the RSU plan, the awards can be equity or cash settled immediately upon vesting.

The following table summarizes the changes in the RSUs, allocated to the U.S. entities, for the year ended December 31, 2020:

	RSUs	Weighted average RSU
	outstanding #	price CAD
Outstanding at January 1, 2019	68,000	$1.75
Granted	352,000	1.55
Settled	(161,667)	2.32
Forfeited	(5,000)	1.70
Outstanding at December 31, 2019	253,333	1.97
Granted	451,000	1.19
Settled	286,000	2.66
Forfeited	(4,667)	1.19
Outstanding at December 31, 2020	985,666	$3.01

As the options are expected to be settled in cash, at December 31, 2020 a current liability of $0.33 million and a long-term liability of

$0.10 million was outstanding and included in other liabilities ($0.10 million and $0.04 million respectively at December 31, 2019). For the year ended December 31, 2020, $0.89 million has been recorded as an expense and included in share-based payments ($0.40 million for the year ended December 31, 2019). The total fair value of the vested and unvested RSUs at December 31, 2020 was C$2.97 million (C$0.50 million at December 31, 2019).

For purposes of the vesting of the RSUs, the fair value of the liability was estimated using the share price of Premier's shares of the valuation date and an expected weighted average forfeiture rate of 15%.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

(f) Share-based payments

	Year ended December 31,
	2020	2019
Stock option valuation	$341	$460
RSU valuation	886	398
	$1,227	$858

16.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes the increase and decrease in working capital:

	Year ended December 31,
	2020	2019
Receivables	$(100)	$4,913
Receivable from related parties	17,179	28,030
Prepaids and deposits	(2,715)	10
Inventory	(788)	(4,228)
Accounts payable and accrued liabilities	(18,404)	29,563
Taxes payable	952	(784)
Increase / (decrease) in working capital	$(3,876)	$57,504

17.	EXPLORATION, EVALUATION AND PRE-DEVELOPMENT

	Year ended December 31,
	2020	2019
McCoy Cove, Nevada	$3,316	$4,495
Goldbanks, Nevada	86	571
South Arturo, Nevada	625	117
Rye, Nevada	127	1,009
Rodeo Creek, Nevada	8	51
Other technical services	29	132
	$4,191	$6,375

18.	GENERAL AND ADMINISTRATION

	Year ended December 31,
	2020	2019
Corporate administration	$163	$133
Salaries and benefits	292	840
	$455	$973

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

19.	SEGMENTED INFORMATION

Results of the operating segments are reviewed by the Company's chief operating decision makers ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Each CODM is a member of the senior management team who rely on management positioned in each operating segment of the Company.

(a) Operating mine property, pre-development and exploration projects

The Company's operating segments are reported by operating mine property and exploration projects. The results from operations for these reportable segments are summarized in the following tables:

Year ended December 31, 2020	South Arturo	McCoy-Cove	Exploration projects	Corporate and other	Total
Revenue	$37,133	$–	$–	$–	$37,133
Cost of sales	(22,431)	–	–	–	(22,431)
Depletion, depreciation and amortization	(4,124)	–	–	–	(4,124)
Exploration, evaluation and pre-development	(625)	(3,619)	(262)	–	(4,506)
Overhead costs	(52)	(27)	–	(1,603)	(1,682)
Other income / (expense)	47	(273)	(108)	(1,291)	(1,625)
Finance expense	–	–	–	(4,586)	(4,586)
Income / (loss) before income taxes	9,948	(3,919)	(370)	(7,480)	(1,821)
Current tax expense	(953)	–	–	–	(953)
Income / (loss) for the year	$8,995	$(3,919)	$(370)	$(7,480)	$(2,774)

Year ended December 31, 2019	South Arturo	McCoy-Cove	Exploration projects	Corporate and other	Total
Revenue	$10,463	$–	$–	$–	$10,463
Cost of sales	(5,263)	–	–	–	(5,263)
Depletion, depreciation and amortization	(523)	–	–	–	(523)
Exploration, evaluation and pre-development	(117)	(4,799)	(1,516)	(131)	(6,563)
Overhead costs	(22)	(15)	(1)	(1,793)	(1,831)
Other income / (expense)	171	46	2,500	(2,536)	181
Finance expense	–	–	–	(4,561)	(4,561)
Income / (loss) for the year	$4,709	$(4,768)	$983	$(9,021)$	(8,097)

As at December 31, 2020	South Arturo	McCoy-Cove	Exploration projects	Corporate and other	Total
Capital expenditures	$1,370	$18	$7,643	$–	$9,031
Property, plant & equipment	34,635	57,860	18	7,642	100,155
Total assets	52,512	58,995	20,021	11,704	143,232
Total liabilities	3,427	4,866	14,842	136,636	159,771

As at December 31, 2019	South Arturo	McCoy-Cove	Exploration projects	Corporate and other	Total
Capital expenditures	$27,825	$–	$5,383	$236	$33,444
Property, plant & equipment	37,045	57,287	133	260	94,725
Total assets	72,083	58,222	29,946	2,003	162,254
Total liabilities	15,740	4,678	19,427	136,515	176,360

(b)	Sales by customer

For the year ended December 31, 2020 100% of metal sales were to Premier as further described in Note 4 of these consolidated financial statements (100% for the period ended December 31, 2019). The Company is not economically dependent on a limited number of customers for the sale of its product because gold and other metals can be sold through numerous commodity market traders worldwide.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

20.	INCOME TAXES

(a)	The major components of income tax expense are as follows:

	December 31, 2020	December 31, 2019
Current income tax	$953	$–
Deferred income tax	–	–
Income tax expense	$953	$–

On December 22, 2017, the Tax Cuts and Jobs Act (“Tax Reform”) was enacted. The key provisions of the Tax Reform that impact the Company includes: (i) Reduction of corporate income tax rate from 35% to 21% effective January 1, 2018 and (ii) Repeal of the corporate AMT effective January 1, 2018. Other provisions of Tax Reform that do not have a current impact on the Company but could impact the Company in the future includes: (i) allowance for immediate capital expensing of certain qualified property, (22) limitation on the deduction for business interest expense incurred by a U.S. corporation.

The Company has completed its assessment for the income tax effects of the Tax Reform for the following items:

-	Repeal of the corporate AMT: As of December 31, 2020, the Company has AMT credit of $1.43 million which is expected to be refunded as a result of the repeal of the corporate AMT. The Company has presented the AMT credit as a tax recoverable.

(b)	The Company's income tax benefit differs from the amount computed by applying the U.S. statutory corporate income tax rates to income / (loss) before income taxes as a result of the following:

	December 31, 2020		December 31, 2019
Loss before income tax	$(1,821)		$(8,097)
U.S. federal statutory rate	(382)	21%	(1,700)	21%
Reconciling items:
Permanent differences	(503)	28	3	–
Stock-based compensation	–	–	204	(3)
Change in valuation allowance	881	(48)	1,542	(19)
True-up	25	(1)	(49)	–
Other	(21)	1	–	–
Mining tax (net of federal tax benefit)	953	(52)	–	–
Income tax expense	$953	(52)%	$–	–%

Factors that significantly impact effective tax rate:

-	Valuation allowance is recognized on deferred tax assets for which it is more likely than not the related benefit will not be realized. When the Company changes its determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to income tax expense in the period in which such determination is made.

-	Mining tax in Nevada is a state tax levied on mining operations and is classified as income taxes as such taxes are based on a percentage of mining profits.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

(c)	The deferred income tax assets / (liabilities) reported on the balance sheet are comprised of temporary differences as presented below:

	December 31, 2020	December 31, 2019
Deferred income tax assets
Property, plant and mine development	$703	$3,388
Reclamation and remediation	1,730	681
Net operating losses, capital losses and tax credits	4,870	3,960
Employee-related benefits	88	96
Disallowed interest expense	1,847	1,733
Stock-based compensation	527	455
Other	9	241
Gross deferred tax asset	9,774	10,554
Valuation allowances	(6,528)	(6,810)
Net deferred tax asset	3,246	3,744
Deferred income tax liabilities
Unrealized foreign exchange on intercompany	(2,931)	(3,199)
Inventory	(315)	(545)
Gross deferred tax liabilities	(3,246)	(3,744)
Net deferred income tax assets / (liabilities)	$–	$–

The Company has U.S. net operating loss carryforward of $23.40 million as of December 31, 2020 ($18.80 million as of December 31, 2019). The net operating loss carryforward begins to expire in 2033.

The valuation allowances as of December 31, 2020 were $6.53 million ($6.81 million for the year ended December 31, 2019). The amounts principally apply to the net deferred tax asset that is not expected to be realized through reversal of deferred tax liabilities. However, to the extent that tax benefits related to the net deferred tax assets are realized in the future, the reduction in the valuation allowance will reduce income tax expense.

The Company does not have uncertain tax positions as of December 31, 2020.

As of December 31, 2020, the Company had AMT credits of $1.43 million ($1.43 million for the year ended December 31, 2019). The AMT credits are expected to be refunded to the Company in 2021 as a result of the CARES Act which was enacted subsequent to December 31, 2019.

21.	RELATED PARTY TRANSACTIONS

Related parties include key management personnel and entities which have control or significant influence as described in Note 1 and 2(b) of these consolidated financial statements.

Related party transactions included in these consolidated financial statements are with Premier, the parent company. The Company also participates in related party transactions with subsidiary companies held by the Company and with Minera Mercedes Minerales S. de R.L. de C.V., a sister company, but which relate solely to reimbursement of expenses paid on each companies behalf and which do not result in revenue or expense to the Company.

The following are related party transactions, recorded at the exchange amount as agreed to by the parties. The figures noted below are for the year ended December 31, 2020 with comparative figures for the year ended December 31, 2019:

(i)	100% of the sales in each year are related party sales to Premier sold at market and under a transfer pricing agreement as further described in Note 4 and Note 19(b) of these consolidated financial statements.

(ii)	Included in related party interest expense is interest accrued on the loan payable to Premier in the amount of $4.59 million for the year ended December 31, 2020 ($4.56 million for the year ended December 31, 2019) as further described in Note 9 of these consolidated financial statements.

(iii)	Included on the balance sheet in each period is a payable to Premier that is further described in Note 10 of these consolidated financial statements.

(iv)	Included on the balance sheet in each period is a loan payable to Premier in the form of a debenture as further described in Note 11 of these consolidated financial statements.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

(v)	Included in operating expenses is share-based payments of $1.23 million for the year ended December 31, 2020 ($0.86 million for the year ended December 31, 2019). The share-based payments are for allocation of expenses from Premier as further described in Note 15 of these consolidated financial statements.

22.	COMMITMENTS

(a)	Surety bonds

At December 31, 2020, the Company has outstanding surety bonds in the amount of $10.70 million in favour of the United States Department of the Interior, Bureau of Land Management ("BLM") as financial support for environmental reclamation and exploration permitting. The surety bonds are secured by a $0.60 million deposit and are subject to fees competitively determined in the marketplace. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As specific requirements are met, the BLM as beneficiaries of the instruments will return the instruments to the issuing entity. As these instruments are associated with operating sites with long-lived assets, they will remain outstanding until closure.

(b)	Investec credit facility

The Company is a guarantor for the credit facility associated with the financing arrangement with Investec Bank plc ("Investec") completed by Premier. On January 31, 2019, Premier finalized a $50 million secured revolving term credit facility with Investec, as administrative agent for the lenders thereunder ("Investec credit facility") and certain financing arrangements with OMF Fund II SO Ltd. ("Orion") for aggregate gross proceeds of $18.34 million.

Details of the Investec credit facility agreement include:

-	Amounts borrowed will bear interest at a variable rate per annum equal to LIBOR plus an applicable rate ranging from 3.00% to 4.30% based on certain criteria;
-	As consideration for a mandate fee paid on signing of the agreement and which is included in deferred financing costs, Premier:
-	Paid cash of $0.25 million and issued 216,446 common shares of Premier with a fair value of $0.25 million and
-	Issued $1.5 million common share purchase warrants with a fair value of $0.42 million, with each warrant exercisable into 1 common share of Premier and an exercise price of C$2.17 for a period of three years;
-	A commitment fee of 1.6% payable based on the number of days and unused balance of the facility;
-	Security on the assets relating to the South Arturo mine in Elko County, Nevada, U.S.A. ("South Arturo Mine"), and the Mercedes mine in Hermosillo, Sonora, Mexico ("Mercedes Mine").

The Investec credit facility matures in four years and Premier is subject to financial covenants including an adjusted earnings before interest, taxes, depreciation and amortization ratio, a current ratio, a loan life coverage ratio and a minimum cash balance as well as certain reporting requirements. As at December 31, 2020, Premier is in compliance with these covenants. During the third and fourth quarter of 2019 Premier drew $7.50 million and $10 million, respectively, on the Investec credit facility.

Management has not recorded a provision in 2020 in relation to the guarantee on this credit facility as the probability-adjusted default rate is 0% given the Premier's strong credit rating and ability to repay the credit facility.

Concurrent with the Transaction the Investec credit facility was settled on April 7, 2021, as further described in Note 25 of these consolidated financial statements.

(c)	Offtake agreement

The Company is a legal party to the offtake agreement entered into by Premier originally on June 2, 2016 with Orion. This agreement specifies for Premier to sell up to 20,000 ounces of gold annually for a period of 90 months from the date of the first outturn from the South Arturo mine, subsequently amended to an additional 20,000 ounces for the Mercedes gold production on September 30, 2016, limited to an annual aggregate maximum of 35,000 ounces of gold from all properties. In the event that Premier does not produce 35,000 ounces in any given year, the obligation is limited to those ounces actually produced.

Premier has determined the offtake obligation represents a derivative liability for the gold price option feature included in the agreement and as such is remeasured at fair value at each balance sheet date with changes in fair value being recorded in profit or loss. The Company's allocation was determined based on the average ounces that were historically delivered from the South Arturo mine as a percentage of the total ounces delivered.

In connection with the closing of the Orion financing arrangements on January 31, 2019, the original offtake agreement entered into on September 30, 2016 was amended and restated to increase the annual gold sale quantity to 60,000 ounces of gold, subject to an annual aggregate maximum of 40,000 ounces of gold from each of (i) all of Premier's producing projects (other than the Mercedes Mine) and (ii) the Mercedes Mine.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

The contract modification on the existing 2016 Orion offtake agreement resulted in a gain due to the reversal of the fair value liability associated with the collar embedded in the original agreement and which was removed in the amended agreement. The gain on the contract amendment of $1.03 million is included in the gain on contract modifications and is included in other income / (expense) for the year ended December 31, 2019. The Company's allocation was determined based on the average ounces that were delivered from the South Arturo mine as a percentage of the total ounces delivered.

As part of Premier's public offering on March 4, 2020, Premier completed certain financing arrangements with Orion that included an amended and restated offtake agreement (the "Second Amended and Restated Offtake Agreement"), amending and restating the amended and restated offtake agreement dated January 31, 2019 (the "Existing Offtake").

Under the terms of the Second Amended and Restated Offtake Agreement, the Annual Gold Quantity was increased to (i) 80,000 ounces for 2020, (ii) 85,000 ounces for 2021, and (iii) 90,000 ounces each year annually thereafter, subject to an annual maximum of 50,000 ounces from each of Premier's producing projects. Orion and Premier have also extended the term of the Second Amended and Restated Offtake Agreement to March 1, 2027.

Premier determined that the terms of the second amended and restated offtake agreement remain substantially the same as the existing offtake agreement. As a result, they concluded that there are no embedded derivatives to value at this time.

Concurrent with the Transaction the Second Amended and Restated Offtake Agreement was amended on April 7, 2021, as further described in Note 25 of these consolidated financial statements.

(d)	Gold prepay agreement

In 2016 Premier entered into a Senior Secured Gold Prepay Facility (“Gold Prepay Facility”) arrangement with Orion. Under this arrangement, in exchange for a $42.19 million gold prepay, Premier will deliver to Orion 2,450 troy ounces of gold per quarter for a period of 15 consecutive quarters commencing December 31, 2016 for a total of 36,750 ounces. The Gold Prepay Facility has an annual interest rate of 6.5% payable on the principal balance quarterly which has been recorded as a liability in Premier based on the present value of the future interest payments. Subject to certain exceptions, Premier has the option to satisfy four interest payments in common shares issued at the then 10-day volume weighted average closing price. As of December 31, 2019, Premier has delivered 31,850 troy ounces of gold towards the gold prepay agreement with Orion.

On January 31, 2019, the Company was listed as a guarantor to this arrangement with Orion. Management has not recorded a provision as the Company's guarantee on this arrangement is negligible since 99.87% of the gold is supplied by Premier's Mercedes mine.

As part of Premier's public offering on March 4, 2020, Premier completed certain financing arrangements with Orion that included an amended and restated gold prepay credit agreement (the "Second Amended and Restated Gold Prepay Agreement"), amending and restating the existing amended and restated gold prepay credit agreement dated January 31, 2019 (the "Existing Prepay").

Under the terms of the Second Amended and Restated Gold Prepay Agreement, Orion increased the principal amount under the Existing Prepay by $15.5 million (the "Additional Principal Amount"), with Premier being required to deliver at least 2,450 ounces of refined gold to Orion in each quarter of a calendar year until June 30, 2020, and 1,000 ounces of refined gold thereafter until an aggregate of 16,900 ounces of refined gold (inclusive of the ounces remaining under the Existing Prepay) have been delivered to Orion (subject to upward and downward adjustments in certain circumstances). The threshold gold price per ounce for the downward and upward adjustments to the quarterly gold quantity and the aggregate gold quantity deliverable under the Second Amended and Restated Gold Prepay Agreement were amended to $1,650 per ounce of gold and $1,350 per ounce of gold, respectively. The maturity date under the Amended and Restated Gold Prepay Agreement was extended to June 30, 2023.

Management has not recorded a provision on the Second Amended and Restated Gold Prepay Agreement as the Company's guarantee on this arrangement is minimal since 84.42% of the gold is supplied by Premier's Mercedes mine.

Concurrent with the Transaction the Second Amended and Restated Gold Prepay Agreement was amended on April 7, 2021, as further described in Note 25 of these consolidated financial statements.

(e)	Silver stream agreement

In 2016 Premier entered into a Senior Secured Silver Stream (“Silver Stream”) arrangement with Orion. As part of this arrangement, Orion made an upfront cash payment of $11.18 million, pursuant to which Premier will deliver to Orion 50% of the silver production from the Mercedes Mine for the first year following closing, 60% for the subsequent year, and 70% thereafter until the delivery of 1.25 million ounces of silver, after which the delivery will be reduced to 25% of the silver production until the delivery of 2.0 million ounces, and reduced further to 12.5% thereafter. Orion will pay an ongoing cash purchase price equal to 20% of the prevailing silver price at the time of delivery.

On January 31, 2019, this arrangement was amended to include 100% of the Company’s share of silver production from the South Arturo project in addition to the silver production from Premier's Mercedes mine. Management has not recorded a provision as the Company's contribution to this arrangement is negligible since 98.93% of the silver is supplied by Premier's Mercedes mine.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

Concurrent with the Transaction the Amended and Restated Silver Stream Agreement was amended on April 7, 2021, as further described in Note 25 of these consolidated financial statements.

23.	FINANCIAL INSTRUMENTS

The Company's operations include the acquisition and exploration of mineral properties in United States of America. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of setoff exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)	Trade credit risk

The Company closely monitors its financial assets and does not have any significant concentration of trade credit risk. The Company sells its products exclusively to Premier and the historical level of defaults is nil and, as a result, the credit risk associated with trade receivables is considered to be negligible. The trade receivable balance outstanding at December 31, 2020 was $10.35 million (December 31, 2019 - $27.53 million).

(ii)	Cash and cash equivalents

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of 90 days or less and which are cashable after 30 days or less into a known amount of cash. Limits are also established based on the type of investment, the counterparty and the credit rate. The credit risk on cash and cash equivalents is therefore negligible.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure at the Premier level.

The following table summarizes the Company's contractual maturities and the timing of cashflows as at December 31, 2020. The amounts presented are based on the undiscounted contractual cash flows and may not agree with the carrying amounts on the consolidated financial statements.

Up to 1 year		1-5 years	Total
Accounts payable and accrued liabilities	$14,060	$–	$14,060
Due to Premier Gold Mines Limited	64,767	–	64,767
Loan payable to Premier Gold Mines Limited	70,496	–	70,496
	$149,323	$–	$149,323

(c)	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company holds excess cash in interest bearing bank accounts rather than investments, the interest rate risk is minimal.

(ii)	Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The demand note payable to Premier, a related party, is denominated in CAD and is further described in Note 10 of these consolidated financial statements. The Company’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

(d)	Fair value

IFRS 13 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows: Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). The Company calculates fair values based on the following methods of valuation and assumptions: Financial assets

Financial assets are carried at amortized cost. The fair value of cash and cash equivalents and receivables approximate their carrying value due to their short-term nature.

Financial liabilities

Financial liabilities are carried at amortized cost. Accounts payable and accrued liabilities approximate their carrying value due to their short-term nature.

The share-based payment liability is classified within level 2 of the fair value hierarchy is fair valued using a valuation model that incorporates such factors as Premier's share price, share price volatility, risk free rates and expiry dates including managements assumptions on forfeiture rates.

The fair value of the loan payable to Premier approximates the carrying value as the interest rates are comparable to current market rates.

24.	MANAGEMENT OF CAPITAL

The Company, through its parent company Premier, manages its share capital and equity settled employee benefits reserve as capital, the balance of which is $17.36 million at December 31, 2020 ($17.02 million at December 31, 2019). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going-concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

Premier manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or acquire new debt.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.

To effectively manage its capital requirements, Premier has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. In connection with the planned financing as described in Note 25 of these consolidated financial statements the Company expects it will have sufficient capital to carry out its exploration and evaluation plans through 2022.

25.	SUBSEQUENT EVENTS

Plan of Arrangement with Equinox Gold

On February 23, 2021, Premier's securityholders voted to approve the Transaction as described in Note 1 of these consolidated financial statements. By approving the Transaction, Premier securityholders also approved the spin-out to its shareholders shares of a newly created Nevada-focused gold production and development company i-80 Gold.

On March 18, 2021, Premier announced that i-80 Gold completed its private placement offering of 30,914,614 subscription receipts of i- 80 Gold at a subscription price of C$2.60 per subscription receipt for aggregate gross proceeds of approximately C$80.4 million. The i-80 Gold offering was conducted on a marketed private placement basis through a syndicate of agents led by CIBC World Markets Inc., and including Sprott Capital Partners LP, Stifel Nicolaus Canada Inc., Canaccord Genuity Corp., Scotia Capital Inc., BMO Nesbitt Burns Inc., Cormark Securities Inc. and RBC Dominion Securities Inc.

Premier Gold Mines USA Inc.

(Incorporated under the laws of the state of Delaware)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)

Concurrently with the i-80 Gold offering, Equinox Gold had advanced to i-80 Gold a $20.75 million bridge loan that was used by i-80 Gold for the purposes of making a $20.75 million cash deposit with affiliates of Waterton in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Getchell Project. The loan matured and was repaid within 10 banking days following the closing of the Transaction in accordance with the agreement.

On March 29, 2021, Premier announced that the Federal Economic Competition Commission in Mexico (COFECE) has granted approval of the proposed Transaction with Equinox Gold. Additionally, the Toronto Stock Exchange has conditionally approved the listing of the common shares of i-80 Gold in connection with the Transaction.

Pursuant to the closing of the Transaction on April 7, 2021, Premier shareholders received 0.1967 of an Equinox Gold share for each Premier share held representing an at-market acquisition based on the 10-day volume-weighted average closing prices for both Equinox Gold and Premier shares on the Toronto Stock Exchange; and 0.4 of a share of i-80 Gold for each Premier share held.

Getchell Project

On April 15, 2021, the Company, together with i-80 Gold completed the purchase agreement with affiliates of Waterton to acquire from Waterton all of the outstanding membership interests of Osgood, as further described in Note 1 of these consolidated financial statements. Consideration paid to Waterton consisted of (i) $23 million in cash, (ii) 13,036,846 common shares of i-80 Gold, (iii) warrants to purchase 12,071,152 common shares of i-80 Gold, with an exercise price C$3.64 per common share, for a period of 36 months following the closing date, and (iv) contingent value rights include a payment to Waterton in the amount of $5 million upon the public announcement of a positive production decision related to the Getchell Project (underground or open pit), and an additional $5 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded US$2,000 per ounce. The common shares and warrants issued are subject to a statutory hold period under applicable Canadian securities legislation expiring on August 15, 2021.

Related Party Balances

In connection with the closing of the transaction, all intercompany balances including the receivable from Premier, the due to Premier and the debenture with Premier were settled with a combination of cash, a distribution and a conversion to Premier equity prior to the spin-out of the Company to i-80 Gold. The gold sale receivable from Premier was settled in cash other than $4 million which was distributed back to Premier in the form of a dividend. The due to Premier and the debenture with Premier were converted to 1,133 shares in the Company at a value of $140.4 million.

Financing Agreements

Also in connection with the closing of the Transaction on April 7, 2021, the offtake, gold prepay and silver stream agreements were amended to exclude certain parties and projects that were included in the original agreements. Additionally, the Investec credit facility was fully paid out and closed with no impact to the Company.

The Second Amended and Restated Offtake Agreement entered into with OMF Fund II (O) Ltd. (formerly OMF Fund II SO Ltd.) was replaced with a new Offtake Agreement with i-80 Gold (“New Offtake Agreement”) covering the Company’s projects, including Osgood Mine LLC, and a Third Amended and Restated Offtake Agreement with Premier which removed reference to and security over the Company’s projects. Under the terms of the New Offtake Agreement, the Annual Gold Quantity means (i) an aggregate of 29,750 ounces of refined gold for 2021, and (ii) up to an aggregate of 31,500 ounces of refined gold annually each year. The New Offtake Agreement ends on March 1, 2027.

The Second Amended and Restated Gold Prepay was replaced with a Third Amended and Restated Gold Prepay to remove reference to the Company’s projects and did not result in a new gold prepay agreement with i-80 Gold.

The Amended and Restated Silver Stream Agreement was replaced with a new South Arturo Purchase and Sale Agreement (Silver) between i-80 Gold and OMF Fund II SO Ltd. with amended terms and a Second Amended and Restated Mercedes Stream Agreement with Premier and OMF Fund II SO Ltd. with similar terms and conditions.